LEISURE ACQUISITION CORP.

250 West 57th Street, Suite 2223

New York, New York 10107

November 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Attention: Larry Spirgel

Re:	Leisure Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-221330)

Acceleration Request:

Requested Date: November 30, 2017

Requested Time: 3:00 PM Eastern Time

Dear Mr. Spirgel:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Leisure Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-221330) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

(a)       should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)       the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)       it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

[Signature page follows]

LEISURE ACQUISITION CORP.

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Chief Executive Officer

[Signature Page – Company Acceleration Request]